corp.roblox.com	970 Park Place San Mateo, CA 94403
July 11, 2023
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan
Kathleen Collins
Re:     Roblox Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2023
Filed May 10, 2023
File No. 001-39763
Dear Melissa Kindelan and Kathleen Collins:
We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter to Roblox Corporation (the “Company”) dated June 16, 2023 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022, filed on February 28, 2023 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended March 31, 2023, filed on May 10, 2023 (the “Form 10-Q”).
In this letter, the comments from the Staff are recited in italicized, bold type and our responses follow each comment. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K and Form 10-Q. References to “we”, “our”, or “us” mean the Company.

Form 10-Q for the Quarterly Period Ended March 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 27
1. You state in your response to prior comment 2 that MAU information could be inflated by users who have multiple accounts and are therefore tracked as separate active users, which you believe may cause confusion for investors. We also note that similar circumstances may exist in the DAU measure, which you explain on page 3 where you state that DAUs are not a measure of unique individuals accessing Roblox. Please explain further why you are unable to provide MAU and DAU/MAU information along with an explanation regarding the fact that a single user may have multiple accounts, similar to what you provide for DAUs.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we are unable to identify if a user has multiple accounts and as a result cannot accurately estimate potential duplicate users. However, we believe the magnitude of potential duplicate users is significantly less among DAUs than MAUs given the lower likelihood of a user logging into multiple alternate accounts over a 24-hour period versus a 30-day period. In order for a user with multiple accounts to be counted as more than one DAU for a given day, the user would need to separately log into more than one account over a 24-hour period. The likelihood of a user logging into multiple accounts becomes greater as the measurement period extends (i.e. over the longer 30 day period during which MAUs are calculated). This is the primary reason we believe the impact of potential duplication for alternate accounts is more significant for MAUs than DAUs and consequently, more likely to cause confusion for investors.
As noted by the Staff, we disclose on page 3 that our DAUs are not a measure of unique individuals accessing Roblox due to the potential duplication of alternate accounts. However, for the reasons described above, we do not believe our DAUs are impacted by duplicate users in the same magnitude that our MAUs may be. We therefore believe that DAUs are a reasonable estimate of our user base as compared to MAUs. Accordingly, the Company respectfully advises the Staff that we will continue to disclose DAUs as we believe it provides useful information for our investors to measure the size and engagement of our audience, but we will no longer refer to MAU or frequency (as defined by DAU / MAU) in our Form 8-K earnings releases and supplemental information given the expected inflation incorporated in these metrics, which could be misleading for investors.
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If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at arawlings@roblox.com.
Sincerely,
ROBLOX CORPORATION
/s/ Amy Rawlings
Amy Rawlings
cc:    David Baszucki, Roblox Corporation
Michael Guthrie, Roblox Corporation
Mark Reinstra, Roblox Corporation
Adele Freedman, Roblox Corporation
Hans Gunawan, Roblox Corporation
Dan Le, Deloitte & Touche LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.